UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

COVANTA HOLDING CORPORATION
(Exact name of Registrant as Specified in Its Charter)

Delaware	95-6021257

(State of Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

40 Lane Road Fairfield, New Jersey	07004

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $.10 par value	New York Stock Exchange
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐
     Securities Act registration statement file number to which form relates: __________________ (if applicable).
     Securities to be registered pursuant to Section 12(g) of the Act:
None
(title of class)
None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
          The securities to be registered consist of shares of the Registrant’s Common Stock, $.10 par value per share. The Registrant is authorized to issue 260,000,000 shares of capital stock. The number of shares of common stock authorized is 250,000,000 with each share having a par value of $0.10. The Registrant also has 10,000,000 shares of authorized preferred stock.
Voting Rights
          Each holder of an outstanding share of the Registrant’s common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of its common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.
Dividends
          Subject to the rights and preferences of any outstanding preferred stock, the Registrant will award dividends on common stock payable out of its funds if and when its board of directors declares them. However, the Registrant will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:
•	the Registrant has paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

•	the Registrant has set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.
Rights in Liquidation
          Upon the Registrant’s liquidation, dissolution or winding up, all holders of the Registrant’s common stock are entitled to share ratably in any assets available for distribution to holders of its common stock, after payment of any preferential amounts due to the holders of any series of its preferred stock.

Preemptive Rights
          Shares of the Registrant’s common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of its common stock.
Transfer Restrictions
          The Registrant’s common stock is subject to the following transfer restrictions: No holder of 5% or more of the Registrant’s common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of its common stock, or sell or transfer any of its shares of common stock, without the Registrant determining that the transaction will not result in, or create an unreasonable risk of, an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of the Registrant’s net operating loss carry-forwards (“NOLs”). This 5% limitation on ownership of stock may preserve effective control of the Registrant by its principal stockholders and preserve its board’s and management’s tenure.
          In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, as described in Article Fifth of the Registrant’s certificate of incorporation the following provisions apply to all 5% stockholders:
          Delivery of Shares and Escrow Receipts. The Registrant will issue all shares of common stock of a 5% stockholder in the name of the Registrant as escrow agent and it will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, the Registrant will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.
          Duration of the Registrant Holding the Escrowed Stock. As escrow agent, the Registrant holds all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, the Registrant will hold all shares of escrowed stock until the Registrant receives a favorable opinion from it tax counsel that the transfer may be made without creating an unreasonable risk of resulting in an ownership change under the tax law.
          Acquisitions and Transfers. The Registrant will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a “first to request, first to receive” basis. All requests must be in writing and delivered to the Registrant at its principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that the Registrant is unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then provided the 5% stockholder has acquired the Registrant’s common stock in accordance with the procedures set forth in its certificate of incorporation:
•	the Registrant will advise the requesting party in writing; and

•	the Registrant will approve any subsequent request by other 5% stockholders of a type that it had previously denied only after the Registrant gives all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, the Registrant may approve any requested transaction in any order of receipt if, in the Registrant’s business judgment, the transaction is in the Registrant’s best interests.
          Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:
•	the Registrant concludes that the restrictions are no longer necessary in order to avoid a loss of the NOLs;

•	the NOLs are no longer available to the Registrant; or

•	the Registrant’s board concludes, in its business judgment, that preservation of the NOLs are no longer in the Registrant’s interest.
          Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.
          The Registrant’s certificate of incorporation provides that the Registrant is held harmless and released from any liability to 5% stockholders arising from the Registrant’s actions as escrow agent, except for liabilities arising from its intentional misconduct. In performing the Registrant’s duties it is entitled to rely upon the written advice of its tax counsel and its other experts. In the event that the Registrant requires further advice regarding it role as escrow agent, the Registrant may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.
Item 2. Exhibits.
          None

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANTA HOLDING CORPORATION (Registrant)
By:	/s/ Timothy J. Simpson
	Name:	Timothy J. Simpson
	Title:	Senior Vice President, General Counsel and Secretary

Date: September 28, 2005